                                     EXHIBIT 5.1

                       Wohlforth, Argetsinger, Johnson & Brecht
                            900 West 5th Avenue, Suite 600
                               Anchorage, Alaska 99501


                                           July ___, 1997


General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

    Re:  Validity of Senior Notes due 2007

Gentlemen and Ladies,

    We have acted as special counsel to GCI, Inc., an Alaska corporation (the "Company") in connection with its Registration Statement on Form S-1 (File No. 333-29189) relating to $150,000,000 in principal amount of the Company's Senior Notes due 2007 (the "Notes").

    We have examined the Company's certificate of incorporation, bylaws and minutes of the proceedings of the Company's board of directors authorizing the issuance of the Notes and have considered such facts and examined such questions of law as we have considered appropriate for purposes of rendering the opinion expressed below.

    Based on the foregoing examination, we advise you that in our opinion the Notes being offered pursuant to the Registration Statement have been duly authorized and when issued and sold as contemplated in the Registration Statement, will be validly issued, binding obligations of the Company, subject to the indenture governing the Notes.

    We consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and to the reference to our firm under the heading "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

                        Yours truly,